UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

/      /  Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

(Print or Type Responses)

1.  NAME AND ADDRESS OF REPORTING PERSON*

McGonigle                           John                         W.

(LAST)                              (FIRST)                      (MIDDLE)

c/o Federated Investors, Inc.
Federated Investors Tower

(STREET)

Pittsburgh                          PA                           15222-3779

(CITY)                              (STATE)                      (ZIP)
2.  ISSUER NAME AND TICKER OR TRADING SYMBOL

        Federated Investors, Inc.   FII

3.  I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY)

4.  STATEMENT FOR MONTH/YEAR
        9/99

5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)

6.  RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER

(CHECK ALL APPLICABLE)

____X____ Director                  ________ 10% Owner
____X____ Officer (give title below)        ________ Other (specify below)

        SECRETARY, EXECUTIVE VICE PRESIDENT

7.  INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LIMIT)

___X___  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person


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
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             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
1. Title of         2.           3.              4.  Securities Acquired (A) or    5.  Amount of       6.            7.  Nature of
   Security         Transaction      Transaction    Disposed of (D) (Instr. 3,     Securities          Ownership     Indirect
   (Instr. 3)       Date             Code           4, and 5)                      Beneficially        Form:         Beneficial
                    (Mon/day/year)   (Instr. 8)                                    Owned at End of     Direct (D)    Ownership
                                                                                   Month (Instr. 3     or Indirect   (Instr. 4)
                                                                                   and 4)              (I) (Instr.
                                                                                                       4)
                                 Code    V       Amount     (A)     Price
                                                            or
                                                            (D)

Class B Common      9/1/99       S               267,880    D       $18.665075     4,555,216     (2)   I             by Fairview
Stock                                (1)                               (1)                                           Partners, L.P.









Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person,  see
   Instruction 4(b)(v).

(1) The reporting person contributed FII Class B Common Stock to an exchange fund in exchange for shares of the exchange fund. FII Class B Common Stock was valued at $18.665075 per share for the purpose of determining the number of shares of the exchange fund issuable to the reporting person.

(2) Includes 116,796 Shares of Issuer's Class B Common Stock acquired by the reporting person in an Exempt Non-Reportable transaction under the Federated
Investors Profit Sharing Plan.


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FORM 4 (continued)
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

                                 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1.  Title of Derivative   2.  Conversion     3.  Transaction     4.  Transaction      5.  Number of         6.  Date Exercisable
Security (Instr. 3)       or Exercise        Date                   Code (Instr. 8)   Derivative            and Expiration Date
                          Price of           (Month/Day/Year)                         Securities Acquired   (Month/Day/Year)
                          Derivative                                                  (A) or Disposed of
                          Security                                                    (D)

                                                                                      (Instr. 3, 4, and 5)

                                                                 Code      V          (A)          (D)      Date         Expiration

                                                                                                            Exercisable  Date

Stock Options
(Right to purchase)

Stock Options
(Right to purchase)

7.  Title and Amount of        8.  Price of        9.  Number of derivative       10.  Ownership Form   11.  Nature of Indirect
Underlying Securities          Derivative          Securities Beneficially        of Derivative         Beneficial Ownership
(Instr. 3 and 4)               Security (Instr.    Owned at End of Month          Security:  Direct     (Instr. 4)

                               5)                  (Instr. 4)                     (D) or indirect (I)
                                                                                  (Instr. 4)

Title            Amount or
                 Number of
                 Shares

Class B Common   7,678                                                            I                     by 713 Investment
Stock                                                                                                   Company, L.P

Class B Common   7,122                             14,800                         I                     In trust for the benefit
Stock                                                                                                   of certain descendants

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/S/ JOHN W. MCGONIGLE                       OCTOBER 8, 1999
--------------------------------------      ---------------------------
**Signature of Reporting Person             Date